UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________________________
FORM 11-K
 ––––––––––––––––––––––––––––––––––––––––

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2018
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PPG Industries Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PPG Industries, Inc.
One PPG Place, Pittsburgh, Pennsylvania 15272

PPG Industries Employee Savings Plan
Tables of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2018 and 2017	3
Notes to the Financial Statements as of and for the Years Ended December 31, 2018 and 2017	4-8
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2018	9-17
Exhibit Index	18

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of
PPG Industries Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PPG Industries Employee Savings Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held as of December 31, 2018) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 17, 2019

We have served as the Plan’s auditor since 2013.

PPG Industries Employee Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2018 and 2017
($ in millions)	2018	2017
Net Assets:
Investments at fair value
Mutual funds	$573	$621
PPG Industries, Inc. common stock	708	881
Money market funds	13	9
Common-collective trusts	1,489	1,612
Investments at contract value
Stable value fund account	635	638
Total investments	$3,418	$3,761
Receivables:
Employer contributions	3	—
Employee contributions	2	—
Notes receivable from participants	42	42
Net Assets Available for Benefits	$3,465	$3,803

The accompanying notes to the financial statements are an integral part of this statement.

PPG Industries Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2018 and 2017
($ in millions)	2018	2017
Additions:
Net appreciation in fair value of investments	$—	$551
Interest and dividend income	31	31
Interest income on notes receivable from participants	2	2
Total net investment income	33	584
Contributions:
Employer	64	61
Employee	82	85
Total contributions	146	146
Assets transferred into PPG Industries Employee Savings Plan (Note 1)	32	30
Total additions	211	760
Deductions:
Net depreciation in fair value of investments	233	—
Withdrawals	315	349
Administration expenses	1	1
Assets transferred out of PPG Industries Employee Savings Plan (Note 1)	—	43
Total deductions	549	393
Net (decrease)/increase	(338)	367
Net Assets Available for Benefits:
Beginning of year	$3,803	$3,436
End of year	$3,465	$3,803

The accompanying notes to the financial statements are an integral part of this statement.

PPG Industries Employee Savings Plan
Notes to the Financial Statements
As of and for the Years Ended December 31, 2018 and 2017

1.	Description of the Plan
The PPG Industries Employee Savings Plan (the "Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The plan was established in 1965 for employees residing in the United States. Eligible participants include employees of PPG Industries, Inc. (the "Company" or "PPG") and certain of its subsidiaries and collective bargaining units. The Plan was converted to an Employee Stock Ownership Plan ("ESOP") on December 1, 1988, and was amended effective January 1, 2006, to reflect that only the PPG Stock Fund is an ESOP.
The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the PPG HR Director, Global Benefits and Mobility. The named fiduciary with respect to control and management of the assets of the Plan is the PPG Executive Committee and the PPG Benefits Investment Committee. Their responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks. The PPG Employee Benefits Committee also has responsibility for establishing, maintaining, and amending the Plan.
Trustee of the Plan Assets - Fidelity Management Trust Company ("FMTC") was the trustee of the Plan assets for the years ended December 31, 2018 and 2017.
Recordkeeper of the Plan - Alight Solutions was the recordkeeper of the Plan for the years ended December 31, 2018 and 2017.
Administrative Expenses - The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from Plan assets. The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts.
Eligibility to Participate in the Plan - The Plan is available to most U.S. salaried and hourly employees of PPG and its wholly owned subsidiaries who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may become a participant of the Plan as soon as administratively possible after enrollment.
Investment Options - Participants of the Plan are eligible to invest in money market funds, mutual funds, PPG Industries, Inc. common stock, the Stable Value Fund, and common-collective trusts.
Contributions - Contributions under the Plan are made by the participants and, for certain participants, by the Company.
Employee
The participants’ maximum contribution rate for the years ended December 31, 2018 and 2017 was 50% of eligible participant compensation, up to $18,500 and $18,000, respectively. Participants can contribute on a before-tax basis, an after-tax basis, and on a Roth 401(k) after-tax contribution basis. Catch-up contributions, including Roth 401(k) catch-up contributions, are permitted for eligible participants (catch-up contributions are not eligible for the Company match) and were limited to $6,000 in 2018 and 2017. Employee contributions also include rollovers from other qualified plans. The amount of individual rollovers from other plans totaled $6 million and $12 million in 2018 and 2017, respectively.
Employer
For most participants not covered by a collective bargaining agreement, Company-matching contributions are applied to each participant's contribution subject to a maximum of 6% of the eligible participant's compensation contributed. The Company-matching contribution was 100% during 2018 and 2017. For those participants whose employment is covered by a collective bargaining agreement, the level of Company matching contributions, if any, is determined by the relevant collective bargaining agreement.
Employer contributions also include "Employer Additional Contributions" where the Company deposits additional retirement plan monies into eligible participant accounts. These contributions are between 2% and 5% of the eligible participants' eligible Plan compensation. The applicable contribution percentage is based on a combination of the participants' age and years of service. The Employer Additional Contributions were $19 million and $18 million in 2018 and 2017, respectively.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participants' contribution, the Company's matching contribution, the Employer Additional Contribution, if applicable, and allocations of fund earnings and is charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.
Vesting - All participant contributions and Company matching contributions and their related earnings are vested immediately. The Employer Additional Contributions are generally vested over a three year service period.
Payment of Benefits - Upon termination from service as a result of a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution, a partial lump-sum distribution, or recurring payments. The benefit to which a participant is entitled is the participant's vested account balance. Participants who separate from service with a vested balance between $1,000 and $5,000 will have their vested account balance rolled over into an individual retirement account as soon as administratively possible unless instructions are provided by the participant. Those participants with vested balances of less than $1,000 will receive a taxable cash distribution as soon as administratively possible unless instructions are provided by the participant. Those participants with vested balances of greater than $5,000 may defer the distribution of their account. Those participants must begin receiving a required minimum distribution by April 1 of the year following termination from PPG, and each year thereafter. Required minimum distributions may not be rolled over to another retirement plan, IRA, or Roth IRA.
Payments to designated beneficiaries upon the death of the participant are made as a lump-sum distribution as soon as administratively possible from the date such payments are requested by the designated beneficiary or beneficiaries.
Notes Receivable from Participants - All Plan participants, excluding (a) those with a vested account balance less than $2,000, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, (d) those who have paid off a loan in the past 30 calendar days, (e) those who are not receiving a paycheck, and (f) those who are suspended from making contributions due to an in-service or hardship withdrawal, may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 60 months. Primary residence loans have a loan term of 61 to 360 months. The loans are secured by the participants' account balance and are issued at an interest rate equal to the prime interest rate on the 15th of the previous month plus 1%. Principal and interest payments are generally repaid by payroll deductions. Company contributions, based on age and years of service, are not available for loans.
Transfers - Transfers in primarily occur when PPG acquires a new business and the existing plan(s) of the acquired company are legally moved into the Plan. Transfers out primarily occur when PPG divests part or all of one of its strategic business units and portions of the Plan related to the divested business are legally moved out of the Plan.
On January 5, 2018, assets valued at approximately $32 million were transferred into the plan from another U.S. defined contribution plan through PPG's acquisition of MetoKote Corporation.
On September 1, 2017, assets valued at approximately $43 million were transferred out of the Plan to other U.S. defined contribution plans after PPG's sale of the North American fiber glass business. Additionally, on October 1, 2017, assets valued at approximately $30 million were transferred into the plan from other U.S. defined contribution plans through PPG's acquisition of The Crown Group.
The above brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for a complete description of the Plan, which is available from the Plan Administrator.

2.	Summary of Significant Accounting Policies and Related Matters
Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2018 and 2017, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on the PPG Industries common stock are recorded as investment income on the ex-dividend date.
Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on our previously reported net assets available for benefit.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Benefit Payments - Benefits are recorded when paid.
Risk and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.
Investment Valuation - Investments are generally stated at fair value. Investments in securities traded on securities exchanges are valued at the closing sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at bid quotations. See Note 3 for further information pertaining to fair value measurement.
The Stable Value Fund is a separate account with FMTC as the investment manager, which invests in a diversified portfolio of fixed income securities, such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bonds. The Stable Value Fund is measured at contract value. See Note 4 for additional information regarding the Stable Value Fund.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.

3.	Fair Value Measurement
Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels.
Level 1 inputs are quoted prices in active markets for identical assets and liabilities. Level 1 inputs are considered to be the most reliable evidence of fair value as they are based on unadjusted quoted market prices from various financial information service providers and securities exchanges.
Level 2 inputs are directly or indirectly observable prices that are not quoted on active exchanges, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. PPG evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2018 and 2017, there were no transfers between levels.
The financial assets that are reported at fair value on a recurring basis as of December 31, 2018, were as follows:

($ in millions)	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy:
PPG Industries, Inc. common stock	$708	$—	$—	$708
Mutual funds	573	—	—	573
Money market funds	13	—	—	13
Total assets in the fair value hierarchy	$1,294	$—	$—	$1,294
Common-collective trusts (a)	—	—	—	1,489
Investments at fair value	$1,294	$—	$—	$2,783
(a) Certain investments that are measured at net asset value per share (or its equivalent) are not required to be classified in the fair value hierarchy.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2017, were as follows:

($ in millions)	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy:
PPG Industries, Inc. common stock	$881	$—	$—	$881
Mutual funds	621	—	—	621
Money market funds	9	—	—	9
Total assets in the fair value hierarchy	$1,511	$—	$—	$1,511
Common-collective trusts (a)	—	—	—	1,612
Investments at fair value	$1,511	$—	$—	$3,123
(a) Certain investments that are measured at net asset value per share (or its equivalent) are not required to be classified in the fair value hierarchy.
Common-Collective Trusts
The investment in Common-Collective Trusts is comprised of investments in the BlackRock Institutional Trust Company (“BlackRock”) S&P 500 Index Fund, the Mellon Capital Management Company (“Mellon”) International Equity Fund, BlackRock LifePath Portfolio Funds, the Mellon Bond Index Fund and the BlackRock U.S. Treasury Inflation Protected Securities (TIPS) Index Fund. The BlackRock S&P 500 Index Fund's objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends reinvested. The BlackRock S&P 500 Fund is invested in the Equity Index Fund T, which is not a mutual fund and is only available to qualified institutional investors. The Mellon International Equity Fund is a pooled separate account consisting of institutionally managed commingled pools. The Mellon International Equity Fund is invested in the Mellon EB Daily Liquidity ACWI ex-U.S. Fund and is available only to qualified institutional investors. The objective of the BlackRock LifePath Portfolio Funds is to maximize total return while maintaining an investment mix of stocks and fixed income instruments relative to a participant’s retirement time frame. The Mellon Bond Index Fund’s objective is to provide a total return that closely corresponds to the investment performance of the Index. The BlackRock U.S. TIPS Index Fund’s objective is to provide a total return that seeks to match the investment performance of the TIPS Index. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the common-collective trust is based upon the net asset value of the underlying investments held by each of the funds. These investments are valued at their respective net asset value per share or unit on the valuation date.

4.	Stable Value Fund
The objective of the Stable Value Fund is to preserve the invested principal and accumulated interest, while earning a competitive level of income over time. The Stable Value Fund is a separate account managed by FMTC. The Stable Value Fund is fully benefit-responsive and consists of synthetic guaranteed investment contracts.
The Stable Value Fund invests in a diversified portfolio of short-term bonds and other fixed income securities, such as U.S. Treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. The Stable Value Fund also invests in money market funds to provide daily liquidity and purchases third party wrap contracts that are designed to permit the Fund to use contract value accounting to provide for the payment of participant directed withdrawals and exchanges at contract value under most circumstances. Interest is credited to the Stable Value Fund under the wrap contracts. There is no immediate recognition of gains and losses on the fixed income securities. Instead, gains or losses are recognized over time by adjusting the interest rate credited to the Stable Value Fund.
The wrap contracts have been issued by State Street Bank and Trust, J.P. Morgan Chase, Prudential Insurance Company of America, American General Life, Nationwide Life Insurance Company, and Transamerica Premier Life. The S&P credit rating at December 31, 2018 of the issuing financial institutions is AA-, A+, AA-, A+, A+ and AA-, respectively. The underlying investments of the Stable Value Fund are stated at contract value.
The third party wrap contracts provide that participant fund transactions are executed at contract value. Contract value represents contributions made to the fund, plus net investment income, less participant withdrawals. The interest crediting rates are reset quarterly based upon market rates of similar investments, the current yield of the underlying investments, and the spread between market value and contract value, but the rate cannot be less than 0%.

Certain events, such as a Plan termination or Plan merger initiated by the Plan Administrator may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrap contract at less than contract value. The Plan Administrator does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

5.	Related-Party Transactions
FMTC manages the Stable Value Fund. These transactions are considered exempt party-in-interest transactions. Eligible participants may borrow from their individual account balance in the Plan as discussed in Note 1, and these transactions are considered exempt party-in-interest transactions.
At December 31, 2018 and 2017, respectively, the Plan held approximately 6,924,322 and 7,551,935 shares of PPG Industries, Inc. common stock, the Plan Sponsor. These transactions are considered exempt party-in-interest transactions. Dividends earned on PPG Industries, Inc. common stock were $13 million and $14 million in 2018 and 2017, respectively.

6.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

7.	Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated April 28, 2017 that the Plan continues to be qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Plan management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is requested.

8.	Reconciliation of Financial Statements to Form 5500
A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2018 and 2017, and the change in net assets per the financial statements to the net income per the Form 5500 for the years ended December 31, 2018 and 2017, is as follows:

($ in millions)	2018	2017
Net assets available for benefits per the financial statements	$3,465	$3,803
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6)	—
Total net assets per the Form 5500	$3,459	$3,803

Net (decrease)/increase in net assets per the financial statements	(338)	367
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6)	(4)
Net (loss)/income per the Form 5500	$(344)	$363

PPG Industries Employee Savings Plan

Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2018
($ in millions)

Current Value
Mutual funds — at fair value:
Fidelity Contrafund*	$184
Fidelity Growth Company Fund*	224
Vanguard Small Capitalization Index Fund	165
Investment in PPG Industries, Inc. common stock — at fair value*	708
Money market funds — at fair value:
FMTC Institutional Cash Portfolio*	13
Common-collective trusts — at fair value:
BlackRock Lifepath Index Retirement Fund	87
BlackRock Lifepath Index 2020 Fund	65
BlackRock Lifepath Index 2025 Fund	89
BlackRock Lifepath Index 2030 Fund	80
BlackRock Lifepath Index 2035 Fund	61
BlackRock Lifepath Index 2040 Fund	50
BlackRock Lifepath Index 2045 Fund	33
BlackRock Lifepath Index 2050 Fund	35
BlackRock Lifepath Index 2055 Fund	21
BlackRock Lifepath Index 2060 Fund	6
BlackRock Target Strategy Fund (S&P 500 Index)	485
BlackRock TIPS Index Fund	49
Mellon EB Daily Liquidity Bond Index Fund	195
Mellon EB Daily Liquidity ACWI ex-U.S. Fund	233
Stable value fund - at market value:
Cash & Cash equivalents	9
FMTC Institutional Cash Portfolio*	15
Total Cash & Cash Equivalents	24
U.S. Government Obligations - at market value:
New York State Urban Development Corporation 2.67% 3/15/23	1
New York State Urban Development Corporation 2.7% 03/15/23	1
US Treasury Note 1.375% 08/31/23	17
US Treasury Note 1.875% 07/31/22	46
US Treasury Note 1.625% 08/31/22	4
US Treasury Note 1.75% 12/31/20	31
US Treasury Note 1.75% 11/30/21	32
US Treasury Note 1.875% 03/31/22	53
Total U.S. Government Obligations	185
Corporate Debt - at market value:
AON PLC 2.8% 03/15/21	1

ABBVIE INC 2.5% 05/14/20	1
AMERICAN EXPRESS CREDIT C 2.25% 5/5/21	1
AMERICAN HONDA FINANCE CO 2.65% 2/12/21	1
AMERICAN HONDA FINANCE CO 1.7% 9/9/21	1
AMGEN INC 2.125% 5/1/20	1
ANHUESER-BUSCH INBEV FIN 2.65% 2/1/21	1
ANHUESER-BUSCH INBEV FIN 3.3% 2/1/23	2
ANTHEM INC 2.95% 12/1/22	1
APPLE INC 2.85% 5/6/2021	1
AUSTRALIA & NZ BKG GRP NY 2.125% 8/19/20	1
AUSTRALIA & NZ BKG GRP NY 2.25% 6/13/19	1
BAT INTL FINANCE PLC 2.75% 6/15/20	1
BAT INTL FINANCE PLC 3.5% 6/15/22	1
BMW US CAPITAL LLC 2.7% 4/6/22	1
BP CAPITAL MARKETS PLC 2.315% 2/13/20	1
BPCE SA MEDIUM TERM NTS B 2.5% 7/15/19	2
BANK AMER FDG CORP 2.25% 4/21/20	1
BANK OF AMERICA 3.004%/VAR 12/20/23	1
BANK OF AMERICA CORP 3.864% 7/23/24	2
BANK NOVA SCOTIA BC 2.8% 7/21/21	1
BANK OF NOVA SCOTIA 2.7% 3/7/22	1
BANK TOKYO-MITSUBISHI UFJ 2.3% 3/5/20	1
BANK TOKYO-MITSUBISHI UFJ 2.35% 9/8/19	1
BANK OF THE WEST AUTO TR	1
BARCLAYS PLC (UNGTD) 2.75% 11/8/19	1
BARCLAYS BANK PLC 2.65% 1/11/21	3
BERKSHIRE HATHAWAY ENERGY 2.8% 1/15/23	1
BERKSHIRE HATHAWAY INC DE 2.75% 3/15/23	1
CANADIAN IMPERIAL BK OF C 2.55% 6/16/22	1
CAPITAL ONE BK 2.25% 2/13/19	2
CATERPILLAR FINL SVCS COR 2.1% 1/10/20	1
CHEVRON PHIL CHEM LLC /CH 2.45% 5/1/20	1
CHEVRON PHIL CHEM LLC /CH 3.3% 5/1/23	1
CISCO SYS INC 2.125% 3/1/19	2
CISCO SYS INC 1.85% 09/20/21	1
CITIGROUP INC 2.55% 4/8/19	5
CITIGROUP INC 2.5% 7/29/19	1
CITIZENS BK MTN 2.45% 12/4/19	2
CITIZENS BANK NA 2.55% 5/13/21	2
CITIZENS BANK NA 2.65% 5/26/22	1
COMCAST CORP NEW 1.625% 1/15/22	2
COMCAST CORP NEW 3.7% 4/15/24	1
COMCAST CORP 3.95% 10/15/25	1
COMERICA INC 2.125% 5/23/19	1
COMMONWEALTH BK ASTL NYB 2.3% 3/12/20	1
CONSOLIDATED EDISON INC 2% 5/15/21	1

CREDIT SUISSE MTN BE 2.3% 5/28/19	1
CREDIT SUISSE MTN BE 3.0% 10/29/21	1
DAIMLER FIN NORTH AMER LL 2.25% 9/3/19	2
DAIMLER FIN NORTH AMER LL 2.25% 3/2/20	1
DAIMLER FIN NORTH AMER LL 1.5% 7/5/19	2
DAIMLER FIN NORTH AMER LL 2.85% 1/6/22	1
DEERE JOHN CAPITAL CORP M 2.55% 1/8/21	1
DEUTSCHE BANK AG 2.5% 2/13/19	2
DISNEY (WALT)MTN 2.35% 12/1/22	1
DUKE ENERGY CORP(CAROLINA 3.05% 3/15/23	1
ERP OPERATING LP 3.375% 6/1/25	1
EVERSOURCE ENERGY 2.5% 3/15/21	1
EVERSOURCE ENERGY 2.75% 3/15/22	1
EXXON MOBIL CORP 2.726% 3/1/23	1
EXXON MOBIL CORP 2.222% 3/1/21	1
FIFTH THIRD BK MT SR BK N 2.875% 10/1/21	1
GE CAP INTL FDG CO 2.342% 11/15/20	1
GEN ELECTRIC CO 3.375% 3/11/24	1
GLAXOSMITHKLINE CAP PLC 3.125% 5/14/21	1
GSINC 5.25% 7/27/21	1
GOLDMAN SACHS GROUP INC 2.75% 9/15/20	2
GOLDMAN SACHS GROUP INC 3.2% 2/23/23	1
GOLDMAN SACHS GROUP INC 2.55% 10/23/19	1
GOLDMAN SACHS BANK USA 3.2% 6/5/20	1
GOLDMAN SACHS GROUP INC 2.876% 10/31/22	1
GUARDIAN LIFE GLOBAL FUND 3.4% 4/25/23	1
HSBC HLDGS PLC 3.262%/VAR 3/13/23	1
HSBC HLDGS PLC 3.95%/VAR 5/18/24	1
HSBC USA INC NEW 2.25% 6/23/19	1
HALFMOON PARENT INC 3.4% 9/17/21	1
HALFMOON PARENT INC 3.75% 7/15/23	1
HUNTINGTON NATL BK OHIO C 2.5% 8/7/22	1
HUNTINGTON NATL BK COLUMB 3.25% 5/14/21	1
HYUNDAI CAPITAL AMERICA 2.6% 3/19/20	2
HYUNDAI CAP AMER 1.75% 9/27/19	1
INTERCONTINENTAL EXCHANGE 3.45% 9/21/23	1
INTERCONTINENTAL EXCHANGE 2.75% 12/1/20	1
ITC HLDGS CORP 2.7% 11/15/22	1
JPMORGAN CHASE & CO 2.75% 6/23/20	2
JPMORGAN CHASE & CO 2.55% 10/29/20	1
JPMORGAN CHASE & CO 3.559% 4/23/24	1
JPMORGAN CHASE & CO 3.514% 6/18/22	1
JPMORGAN CHASE & CO 4.023%/VAR 12/5/24	2
JAPAN BANK INTL COOPERATI 1.5% 7/21/21	1
KEYBANK NATL ASSN CLVLD M 2.5% 12/15/19	1
KEYBANK NATL ASSN CLVLD M 2.25% 3/16/20	1

MFRS & TRADERS TR CO BK N 2.5% 5/18/22	1
MANUFACTURERS & TRADERS T 2.1% 2/6/20	1
MARSH & MCLENNAN COS INC 2.35% 3/6/20	1
MARSH & MCLENNAN COS INC 2.75% 1/30/22	1
MASSMUTUAL GLBL FD II MTN 2.45% 11/23/20	1
MASSMUTUAL GLBL FD II MTN 2.35% 4/9/19	1
MET LIFE GLOB FUNDING I 2.65% 4/8/22	1
MITSUBISHI UFJ FIN GRP IN 2.95% 3/1/21	1
MITSUBISHI UFJ FIN GRP IN 2.998% 2/22/22	1
MITSUBISHI UFJ FIN GRP IN 3.455% 3/2/23	1
MITSUBISHI UFJ TR & BK CO 2.45% 10/16/19	1
MIZUHO FINL 2.273% 9/13/21	1
MIZUHO BANK LTD 2.45% 4/16/19	2
MORGAN STANLEY 2.75% 5/19/22	1
MORGAN STANLEY 3.125% 1/23/23	1
MORGAN STANLEY 3.737%/VAR 4/24/24	1
MORGAN STANLEY 2.5% 1/24/19	3
MORGAN STANLEY 2.375% 7/23/19	1
MORGAN STANLEY 2.5% 4/21/21	1
MORGAN STANLEY 2.625% 11/17/21	1
MORGAN STANLEY 2.65% 1/27/20	1
NEW YORK LIFE GLB FD MTN 1.95% 2/11/20	2
NEW YORK LIFE GLB FD MTN 1.7% 9/14/21	2
NEW YORK LIFE GLB FD MTN 2.3% 6/10/22	1
ONTARIO PROV 4% 10/7/19	4
ONTARIO PROVINCE CDA 2.4% 2/8/22	1
PECO ENERGY COMPANY 1.7% 9/15/21	1
PNC BK N A PITTSBURGH PA 2.4% 10/18/19	1
PEPSICO INC 1.7% 10/6/21	1
PHILIP MORS INT 1.875% 1/15/19	1
PHILIP MORRIS INTL INC 1.875% 2/25/21	2
PRICOA GLOBAL FDG I MTN 2.45% 9/21/22	1
PRINCIPAL LIFE GLB FDG II 2.375% 9/11/19	1
PRINCIPAL LIFE GLB FDG II 2.2% 4/8/20	1
PROTECTIVE LIFE GLOBAL FD 2.161% 9/25/20	1
PROTECTIVE LIFE GLOBAL FD 2.615% 8/22/22	1
QUEBEC PROVINCE CDA 2.375% 1/31/22	2
REGIONS BANK OF ALABAMA 2.75% 4/1/21	1
ROYAL BK CDA GLB MTN SR N 2.35% 10/30/20	1
ROYAL BK CDA GLB MTN SR N 3.2% 4/30/21	1
ROYAL BANK OF CANADA 3.7% 10/5/23	1
SSM HEALTH CARE CORP 3.688% 6/1/23	1
SHELL INTL FIN B V 2.125% 5/11/20	1
SHELL INTL FIN B V 2.25% 11/10/20	1
SIMON PROPERTY GROUP LP 2.625% 6/15/22	1
SIMON PROPERTY GROUP LP 2.75% 6/1/23	1

SUMITOMO MITSUI BKG CORP 2.25% 7/11/19	1
SUMITOMO MITSUI BKG CORP 2.45% 1/16/20	1
SUMITOMO MITSUI FINL GRP 2.934% 3/9/21	1
SUNTR BANK ATLNTA GA MTN 3.502%/VAR 8/2/22	1
TJX COMPANIES INC 2.75% 6/15/21	1
TORONTO DOMINION SR MTN B 2.25% 11/5/19	1
TOTAL CAP INTL 2.75% 6/19/21	1
TOYOTA MOTOR CREDIT CORP 2.6% 1/11/22	2
TRANSCANADA PIP 2.5% 8/1/22	1
TRANSCANADA PIP 3.125% 1/15/19	1
TRANSCANADA PIPELINES LTD 2.125% 11/15/19	1
UBS AG STAM 2.375% 8/14/19	1
UBS AG LON BRANCH 2.45% 12/1/20	1
USAA CAPITAL CORP 2% 6/1/21	1
UNITEDHEALTH GROUP INC 2.875% 12/15/21	1
VISA INC 2.8% 12/14/22	1
VOLKSWAGEN GROUP AMER FIN 2.125% 5/23/19	1
VOLKSWAGEN GROUP AMER FIN 2.4% 5/22/20	1
WELLPOINT INC 2.25% 8/15/19	1
WELLS FARGO & CO NEW 2.1% 7/26/21	1
WELLS FARGO CO NEW MTN SR 3.55% 8/14/23	1
WELLS FARGO & CO MTN 2.6% 7/22/20	1
WELLS FARGO BK NATL ASSN 3% 1/22/21	1
WESTPAC BANKING CORP 1.6% 8/19/19	1
WESTPAC BANKING CORP 2.8% 1/11/22	1
WESTPAC BANKING CORP 2.15% 3/6/20	1
WISCONSIN ENERGY CORP 2.45% 6/15/20	1
Total Corporate Debt	198
Mortgage Backed Securities - at market value:
AMOT 2.04% 6/15/22	1
AMOT 2.70% 1/17/23	1
AMOT 3.29% 5/15/23	2
AMXCA 1.93% 9/15/22	1
AMXCA 1.77% 11/15/22	1
AMXCA 2.99% 12/15/23	1
AMXCA 3.06% 2/15/24	1
AMXCA 3.30% 2/2/23	2
BACCT 1.95% 8/15/22	2
BACCT 1.84%1/17/23	1
BACCT 2.70% 9/15/23	2
BACCT 3.00% 4/21/20	1
BMWFT 3.15% 5/15/23	1
BMWLT 2.07% 10/20/20	1
BMWLT 3.26% 7/20/21	1
BMARK 3.66% 2/15/21	1
BMARK 4.34% 5/15/53	1

BMARK 4.18% 1/15/52	1
COMM 3.257% 5/10/48	1
CSAIL 17-CX9 A2 3.05% 9/15/50	1
COMM 2012-LC4 A4 3.29% 12/10/44	1
COMM 2010-C1 A3 4.21% 7/10/46	2
COMM 2012-CR2 A3 2.84% 8/15/45	2
COMM 2012-CR3 ASB 2.37% 10/15/45	1
COMM 2012-CR3 A3 2.82% 10/15/45	1
COMM 2013-CR6 A4 3.10% 3/10/46	1
COMM 2013-CR7 A4 3.21% 3/10/46	1
COMM 2014-CR18 A2 2.92% 7/15/47	1
CNH 2018-A A3 3.12% 7/17/23	1
CPART 2018-1A A3 3.00% 11/19/21	1
CPART 17-1A A3 2.05% 3/19/21	1
CPART 18-2A A3 3.27% 12/19/22	1
COMET 2015-A8 A8 2.05% 8/15/23	1
COMET 2016-A3 A3 1.34% 4/15/22	1
COMET 2016-A4 A4 1.33% 6/15/22	1
COMET 2017-A1 A1 2.0% 1/17/23	1
COMET 2017-A$ A4 1.99% 7/17/23	2
COMET 2018-A1 3.01% 2/15/24	1
CARMX 16-4 A3 1.40% 8/15/21	1
CARMX 2017-4 A3 2.11% 10/17/22	1
CARMX 2017-3 A3 1.97% 4/15/22	1
CARMX 2018-2 A3 2.98% 1/17/23	1
CARMX 2018-4 A3 3.36% 9/15/23	1
CHAIT 2016-A2 A 1.37% 6/15/21	2
CHAIT 2016-A5 A5 1.27% 7/15/21	1
CCCIT 2016-A1 A1 1.75% 11/19/21	2
CCCIT 2017-A3 1.92% 4/7/22	1
CCCIT 2017-A8 A8 1.86% 8/8/22	1
CCCIT 2017-A9 A9 1.80% 9/20/21	1
CCCIT 2018-A1 A1 2.49% 1/20/23	1
CGCMT 2012-GC8 A4 3.02% 9/10/45	1
CGCMT 13-GC17 A4 4.13% 11/10/46	1
CGCMT 2014-GC23 A3 3.36% 7/10/47	1
CGCMT 16-GC36 AAB 3.37% 2/10/49	1
CGCMT 2017-P7 A2 3.21% 4/15/50	1
DBUBS 2011-LC2A A4 4.54% 7/10/44	1
DEFT 2018-2 A3 3.37% 10/22/23	1
DCENT 2015-A2 A 1.90% 10/17/22	1
DCENT 2016-A3 A3 1.85% 10/16/23	1
DCENT 2016-A4 A4 1.39% 3/15/22	1
DCENT 2017-A6 A6 1.88% 2/15/23	1
DCENT 2018-A5 A5 3.32% 3/15/24	2
FHLG 15 YR 3.50% 8/1/26	1

FHLG 15 YR 2.50% 10/1/31	1
FHLG 20YR 3.50% 6/1/32	1
FHLG 15YR 3.00% 5/1/29	2
FHLG 5.50% 5/1/34	1
FHLG 20YR 3.00% 11/1/33	1
FHLG 20YR 3.50% 7/1/32	1
FNR 2013-16 GP 3.00% 3/25/33	1
FNR 2014-83 P 3.00% 6/25/43	1
FNR 2015-49 LE 3.00% 7/25/45	1
FNR 2015-32 PA 3.00% 4/25/44	1
FNR 2015-28 P 2.50% 5/25/45	2
FNR 2015-28 JE 3.00% 5/25/45	1
FNR 2015-42 LE 3.00% 6/25/45	1
FNR 2015-54 GA 2.50% 7/25/45	1
FNR 2016-26 CG 3.00% 5/25/46	2
FNR 2016-19 AH 3.00% 4/25/46	1
FNR 2016-27 HK 3.00% 1/25/41	1
FNR 2016-27 KG 3.00% 1/25/40	1
FNR 2016-37 BK 3.00% 6/25/46	3
FNR 2016-34 GH 3.00% 6/25/46	2
FNR 2016-105 PA 3.50% 4/25/45	1
FNR 2016-100 P 3.50% 11/25/44	2
FNR 2017-20 AP 3.50% 3/25/45	2
FNR 2017-11 HA 3.50% 12/25/45	2
FNR 2017-74 PA 3.50% 11/25/45	2
FNR 2017-97 P 3.00% 1/25/47	1
FNR 2018-3 LP 3.00% 2/25/47	4
FNR 2018-44 PA 3.50% 6/25/44	8
FNR 2018-16 NB 3.25% 12/25/44	1
FNR 2018-11 LA 3.50% 7/25/45	2
FNR 2018-88 BA 4.00% 11/25/43	3
FNMA 5.50% 11/1/34	1
FHMS K035 A2 3.46% 8/25/23	1
FHR 2015-4472 WL 3.00% 5/15/45	1
FHR 4656 PA 3.50% 10/15/45	1
FHR 4683 EA 2.50% 5/15/47	2
FHR 2018-4766 MA 3.50% 2/15/46	3
FHR 2018-4765 QA 3.00% 2/15/46	3
FHR 4847 CA 3.50% 11/15/45	2
FNMA 15 YR 3.50% 3/1/27	1
FNMA 15 YR 3.5% 9/1/29	1
FNMA 15YR 3.00% 7/1/30	3
FNR 2011-26 PA 4.50% 4/25/41	1
FNMA 3.50% 7/1/32	2
FNMA 15YR 4.00% 8/1/27	2
FNMA 10YR 2.00% 8/1/23	1

FITAT 2017-1 A3 1.80% 2/15/22	1
FORDO 2018-A A3 3.03% 11/15/22	1
FORDF 2016-1 A1 1.76% 2/15/21	1
FORDF 2017-1 A1 2.07% 5/15/22	1
FORDF 2017-2 2.16% 9/15/22	1
FORDF 2018-1 2.95% 5/15/23	2
FORDR 14-1 A 2.26% 11/15/25	1
FORDR 2014-2 A 2.31% 4/15/26	1
FORDR 2015-1 A 2.12% 7/15/26	1
FORD CRD 16-1 A 2.31% 8/15/27	2
FORDO 2016-C A3 1.22% 3/15/23	1
FORDO 2017-A A3 1.67% 6/15/21	1
GFORT 2015 -1 A1 1.96% 5/17/21	1
GFORT 2017-1 A1 2.22% 1/18/22	1
GFORT 2018-2 A1 3.13% 3/15/23	1
GSMS 2012-GC6 A3 3.48% 1/10/45	1
GSMS 2013-GC10 A5 2.94% 2/10/46	1
GSMS 2012-GCJ9 A3 2.77% 11/10/45	1
GSMC 14-GC26 AAB 3.37% 11/10/47	1
GSMS 2015-GC28 AAB 3.21% 2/10/48	1
GMALT 2018-2 A3 3.06% 6/21/21	1
GMCAR 2018-1A A3 2.39% 7/18/22	1
HAROT 2016-4 A3 1.21% 12/18/20	1
HAROT 2017-1 A3 1.72% 7/21/21	1
HART 2016-B A3 1.29% 4/15/21	1
HART 2018-A A3 2.79% 7/15/22	1
HFMOT 2016-1A A2 1.81% 3/15/21	1
JPMCC 2015-JP1 A2 3.14% 1/15/49	1
JPMCC 2012-C8 A3 2.83% 10/15/45	1
JPMCC 13-C10 A5 3.14% 1/15/49	1
JPMBB 14-C22 ASB 3.50% 9/15/47	1
JPMCC 16-JP4 A2 2.93% 12/15/49	1
KCOT 2018-1A A3 3.10% 8/15/22	2
MSBAM 2013-C7 A4 2.92% 2/15/46	1
MSC 2011-C2 A4 4.67% 6/15/44	1
MSBAM 2013-C8 A4 3.13% 12/15/48	1
MSBAM 13-C13 ASB 3.56 11/15/46	1
MSBAM 2014-C16 ASB 3.47% 6/15/47	1
MSBAM 2014-C17 ASB 3.47% 8/15/47	1
NAROT 2017-A A3 1.74% 8/16/21	1
NMOTR 2016-A A2 1.54% 6/15/21	1
SRT 2017-A A3 2.22% 1/20/21	1
SRT 2018-A A3 2.93% 5/20/21	1
SSTRT 17-2A A3 2.04% 4/26/21	1
SSTRT 2018-2A A3 3.33% 8/25/22	2
SSTRT 17-1A A3 1.89% 8/25/20	1

TAOT 2018-B A3 2.96% 9/15/22	1
UBSBB 2012-C2 A4 3.53% 5/10/63	1
VZOT 16-1A A 1.42% 1/20/21	1
VZOT 17-2A A 1.92% 12/20/21	1
VZOT 2017-3A A1A 2.06% 4/20/22	1
VZOT 2018-A A1A 3.23% 4/20/23	2
VALET 2018-1 A3 3.02% 11/21/22	1
WFRBS 2014-C22 ASB 3.46% 9/15/57	1
WFRBS 2013-C14 A5 3.34% 6/15/46	1
WFRBS 2012-C9 A3 2.87% 11/15/45	1
WFRBS 2011-C3 A4 4.38% 3/15/44	1
WFRBS 2012-C7 A2 3.43% 6/15/45	1
WFRBS 2013-C11 A5 3.07% 3/15/45	2
WFRBS 2013-C16 A5 4.42% 9/15/46	1
WFCM 2015-C27 ASB 3.28% 2/15/48	1
WFCM 2016-C34 A2 2.60% 6/15/49	1
WFCM 2016-C37 A2 3.10% 12/15/49	1
WOART 16-B A3 1.30% 2/15/22	1
Total Mortgage Backed Securities	222
Total Stable Value Fund at market value	629
Employer contribution receivable	3
Employee contribution receivable	2
Loans to participants with interest rates ranging from 4.25% to 11.0% and maturity dates through November 2048*	42
Total	$3,459

* Party-in-interest

PPG Industries Employee Savings Plan
Index to Exhibits
The following exhibit is filed as part of this Form 11-K.

Exhibit Number	Exhibit Description
23.1	Consent of PricewaterhouseCoopers LLP.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the HR Director, Global Benefits and Mobility of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of Plan)

Date:	June 17, 2019	/s/ Karen P. Rathburn
Karen P. Rathburn
HR Director, Global Benefits and Mobility of PPG Industries, Inc. and Administrator of the Plan